Exhibit 99.1

Linkage Global Sustains CES Momentum with Strong Sales Performance

NEW YORK, Feb 10,2026 – Linkage Global Inc. (NASDAQ: LGCB), (“Linkage Global” or the “Company”), a public company that engages in providing cross-border e-commerce integrated services, today announced a continuation of its market momentum following a successful showcase at the 2026 Consumer Electronics Show (CES).

Building on strategic intellectual property (IP) partnerships announced at CES with premium brand ClickClack, the Company reported a new sales milestone for February. Linkage Global’s licensed products achieved a sales volume of 72,000 units, generating USD 720,000 in patent licensing fees based on its structured royalty model of $10 per unit.

The ClickClack S7 All-Scenario Headphones—a collaborative product leveraging Linkage Global’s patented core acoustic algorithms, craftsmanship designs, and smart wearable technology—have garnered positive market reception and rising sales.These innovations broke through traditional headphone functionality and were among the standout exhibits at CES 2026.

“Our partnerships with ClickClack validate the power of our IP portfolio and its applicability in next-generation consumer electronics,” said Zhihua Wu, chairman of Linkage Global. “The market response has been very encouraging, and we are leveraging this momentum to scale our licensing model globally.”

If the current sales performance is maintained, the company anticipates profitability in the first half of 2026. The continued demand for integrated smart audio-wearable solutions underscores Linkage Global’s strategic positioning at the intersection of technology, design, and intellectual property monetization.

The order volume for March 2026 is expected to be announced by the 5th of next month, providing further insight into sustained sales traction and partnership execution.

About Linkage Global Inc.

Linkage Global Inc. (NASDAQ: LGCB) is a holding company, which engages in providing cross-border e-commerce integrated services. Through its operating entities, it developed a comprehensive service system comprised of two lines of business complementary to each other, including cross-border sales and integrated e-commerce services. It operates through the Extend and Other Subsidiaries segments. The company was founded on March 24, 2022 and is headquartered in Tokyo, Japan.

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